# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: National Research Corporation, CIK 0000070487
CUSIP: 637372202
Title of class of securities: Common Stock, $.001 par value
Address of issuer's principal executive offices: 1245 Q Street, Lincoln, Nebraska (NE), 68508
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0001847052
Persons authorized to receive notices and communications: Patrick E. Beans, Amandla, LLC, 709 Pier 2, Lincoln, Nebraska (NE), 68528, 402-440-2768; Joel I. Greenberg, Esq., Arnold & Porter Kaye Scholer LLP, 250 West 55th Street, New York, New York (NY), 10019-9710, 212-836-8000; Mark A. Scudder, Esq., Scudder Law Firm, P.C., L.L.O., 411 South 13th Street, Suite 200, Lincoln, Nebraska (NE), 68508, 402-435-3223

## Reporting persons
- Common Property Trust (CIK 0001847052): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,609,601; sole dispositive power 0; shared dispositive power 8,609,601; aggregate amount beneficially owned 8,609,601 (37.5% of the class)
  Comment: The percentage indicated in Row (13) is based upon 22,945,532 shares of Common Stock outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 17, 2025.
- Common Property Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,854,284; sole dispositive power 0; shared dispositive power 3,854,284; aggregate amount beneficially owned 3,854,284 (16.8% of the class)
  Comment: The percentage indicated in Row (13) is based upon 22,945,532 shares of Common Stock outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 17, 2025.
- Amandla, LLC (CIK 0002064216): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,755,317; sole dispositive power 0; shared dispositive power 4,755,317; aggregate amount beneficially owned 4,755,317 (20.7% of the class)
  Comment: The percentage indicated in Row (13) is based upon 22,945,532 shares of Common Stock outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 17, 2025.
- Beans Patrick E. (CIK 0001247187): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF), other (OO); sole voting power 32,503; shared voting power 10,553,161; sole dispositive power 32,503; shared dispositive power 10,553,161; aggregate amount beneficially owned 10,585,664 (46.1% of the class)
  Comment: The percentage indicated in Row (13) is based upon 22,945,532 shares of Common Stock outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 17, 2025.
- Hays Michael D. (CIK 0001053133): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), other (OO); sole voting power 40,719; shared voting power 1,374,816; sole dispositive power 40,719; shared dispositive power 1,374,816; aggregate amount beneficially owned 1,415,535 (6.2% of the class); the aggregate amount excludes certain shares
  Comment: See footnote (4) to Item 5 herein for a detailed description of shares disclosed in this report with respect to which Mr. Hays disclaims beneficial ownership.
  
  The percentage indicated in Row (13) is based upon 22,945,532 shares of Common Stock outstanding as of February 28, 2025 as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 17, 2025.
- Thomas Richardson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.001 par value
Name of issuer: National Research Corporation
Address of issuer's principal executive offices: 1245 Q Street, Lincoln, Nebraska (NE), 68508
Comment:
This Amendment No. 2 to Schedule 13D ("Amendment No. 2"), which relates to shares of the Common Stock, par value $.001 per share (the "Common Stock"), of National Research Corporation, a Delaware corporation (the "Issuer") is being filed by: (i) Common Property Trust ("CPT"); (ii) Common Property Trust LLC, a Delaware limited liability company ("CPT LLC"), (iii) Amandla LLC, a Delaware limited liability company ("Amandla LLC"); (iv) Patrick E. Beans, ("PB"), (v) Michael D. Hays, the founder and Chief Executive Officer of the Issuer ("MH"), and (vi) Thomas Richardson ("TR") to amend each of: (1) the Schedule 13D initially filed on March 22, 2021, and amended by Amendment No. 1 thereto on March 5, 2024 by: (x) TR, as the trustee of CPT and Manager of CPT LLC, (y) CPT, and (z) CPT LLC (collectively, the "CPT 13D"); and (2) the Schedule 13D filed on February 2, 2018 by Amandla MK Trust (the "AMK Trust") and PB, as the Special Holdings Direction Adviser under the AMK Trust, as amended by Amendments No. 1 - 8 thereto, filed on February 23, 2018, April 25, 2018, November 25, 2019, March 4, 2021, December 8, 2021, June 13, 2022, November 1, 2022, and January 4, 2024, respectively (collectively, the "Amandla 13D").

EXPLANATORY NOTE

CPT LLC currently holds 3,854,284 shares of Common Stock directly. CPT LLC is wholly-owned by CPT, such that CPT is deemed to be the beneficial owner of Common Stock held by CPT LLC directly. PB, in his capacity as both manager of CPT LLC and Special Holdings Direction Adviser of CPT, has voting and dispositive power over the Common Stock beneficially owned by CPT LLC and CPT, and is therefore deemed to be the beneficial owner of such stock. The trustees of CPT have no voting or dispositive power over the Common Stock beneficially owned by CPT. TR was the manager of CPT LLC from July 22, 2020 to December 31, 2023, with voting and dispositive power over the Common Stock held by CPT LLC, however, PB replaced him in that role as of December 31, 2023 and TR ceased to have beneficial ownership of any Common Stock. MH, who is the settlor of CPT, has the power to remove and replace (at any time) the Special Holdings Direction Adviser of CPT (as Protector of CPT) and the power to remove and replace (at any time) the manager of CPT LLC, so long as the replacement in each case is not MH himself or anyone related or subordinate to MH within the meaning of Section 672(c) of the Internal Revenue Code of 1986, as amended (the "Code"). MH may be deemed to beneficially own the shares of Common Stock beneficially owned by CPT and CPT LLC by reason of such power, however, MH disclaims beneficial ownership of all such shares. In addition, MH has the power to reacquire, at any time, by substitution of other property having equivalent value, an aggregate of 1,298,721 shares of Common Stock held directly by various irrevocable trusts created by MH for the benefit of various family members. As a result of all of foregoing, this Amendment No. 2 amends and restates the CPT 13D to reflect: (i) the inclusion of MH as a reporting person therein, (ii) that TR should not have been included in the CPT 13D as a trustee of CPT, as he had no voting or dispositive power in that capacity, and should have been removed from the CPT 13D once he ceased to serve as manager of CPT LLC as of December 31, 2023; (iii) the inclusion of PB as a reporting person in his capacity as manager of CPT LLC as of December 31, 2023, and (iv) the December 31, 2024 Decanting (described below), which resulted in the acquisition by CPT of beneficial ownership of additional shares of Common Stock.

Amandla LLC currently holds 4,755,317 shares of the Common Stock directly. Amandla LLC was wholly-owned by Amandla II, LLC, a Delaware limited liability company wholly-owned by the AMK Trust ("Amandla II") prior to its dissolution on April 8, 2024, such that the AMK Trust was deemed to be the beneficial owner of Common Stock directly held by Amandla II (prior to its dissolution) and Amandla LLC. Upon the dissolution of Amandla II, Amandla LLC became wholly-owned by the AMK Trust. PB, in his capacity as both manager of Amandla II LLC (prior to its dissolution) and Amandla LLC, and Special Holdings Direction Adviser of the AMK Trust (prior to the Decanting described below), has (or had) voting and investment power over the Common Stock beneficially owned by each such entity, and is (or was) therefore deemed to be the beneficial owner of such stock. The trustees of the AMK Trust had no voting or investment power over the Common Stock beneficially owned by the AMK Trust. MH, who was the settlor of the AMK Trust, had the power to remove and replace (at any time) the Special Holdings Direction Adviser of the AMK Trust (as Protector of the AMK Trust) and has the power to remove and replace (at any time) the manager of Amandla LLC (and had such power with respect to Amandla II prior to its dissolution), so long as the replacement in each case is not MH himself or anyone related or subordinate to MH within the meaning of Section 672(c) of the Code. MH may be deemed to beneficially own the shares of Common Stock beneficially owned by the AMK Trust (prior to the Decanting described below), Amandla II (prior to its dissolution) and Amandla LLC by reason of such power, however, he disclaims beneficial ownership of all such shares. As of December 31, 2024, the assets of the AMK Trust were decanted, and in connection therewith, the limited liability company interests in Amandla LLC were transferred to CPT (the "Decanting"). As the AMK Trust ceased to exist, it ceased to be the beneficial owner of any Common Stock as of the Decanting. As a result of all of foregoing, this Amendment No. 2 shall also serve to amend and restate the Amandla 13D to reflect: (i) the dissolution of Amandla II; (ii) the inclusion of Amandla LLC, PB (as the manager of Amandla LLC and Amandla II (prior to its dissolution), and MH and as reporting persons with respect to the shares of Common Stock held directly by Amandla LLC; and (iii) the Decanting.

Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute: (i) an admission that MH is the beneficial owner of the Common Stock beneficially owned by his spouse, CPT, CPT LLC, the AMK Trust (prior to the Decanting), Amandla II (prior to its dissolution), or Amandla LLC for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Section 16 of the Exchange Act, or for any other purpose, and MH expressly disclaims beneficial ownership of such shares and (ii) an assertion or presumption that any of the persons on whose behalf this Amendment No. 2 is filed constitute a "group."

This Amendment No. 2, which relates to shares of the Common Stock, is being filed by: (i) CPT; (ii) CPT LLC, (iii) Amandla LLC, (iv) PB, (v) MH, and (vi) TR to amend and restate each of the CPT 13D and the Amandla 13D. The address of the principal executive offices of the Issuer is 1245 "Q" Street, Lincoln, Nebraska 68508.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by: (i) CPT; (ii) CPT LLC; (iii) Amandla LLC; (iv) PB; (v) MH; and (vi) TR. Each of the foregoing is referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.
Residence or business address: The principal business address of CPT is 20 Montchanin Road, Suite 100, Greenville, DE 19807. The principal business address of Amandla LLC, CPT LLC and PB is 709 Pier 2, Lincoln, NE 68528. The principal business address of MH is c/o National Research Corp., 1245 "Q" Street, Lincoln, Nebraska 68508. The principal business address of TR is c/o Arnold & Porter Kaye Scholer LLP, 601 Massachusetts Ave., NW Washington, DC 20001-3743.
Present principal occupation or employment: The principal occupation of PB is financial advisor; the principal occupation of MH is the Chief Executive Officer of the Issuer. CPT, CPT LLC and Amandla LLC were formed to implement MH's estate plans for the benefit of various family members. The principal occupation of TR is attorney. Addresses are set forth in paragraph (b) above.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: CPT is governed by the laws of the state of Delaware. Each of CPT LLC and Amanda LLC is a Delaware limited liability company. PB, MH and TR are each citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 24, 2018, the AMK Trust received an indirect gift of 281,806 shares of the Issuer's then-existing Class B Common Stock through its acquisition by gift of a portion of the membership interests in Amandla II from MH for no consideration.

On January 24, 2018, the AMK Trust also indirectly acquired 1,602,399 shares of the Issuer's then-existing Class B Common Stock (the "Class B Purchased Shares") through its acquisition of interests in Amandla II in a private purchase under the terms of a Purchase and Sale Agreement between MH and the AMK Trust, PB as Trustee and Adviser, and The Bryn Mawr Trust Company of Delaware, as Administrative Trustee, a copy of which is attached hereto as Exhibit 99.2. The consideration for the Class B Purchased Shares was the issuance and delivery by the AMK Trust of a promissory note in the amount of $62,548,000, a copy of which is attached hereto as Exhibit 99.3.

On February 15, 2018, Amandla II acquired all of the interests of Amandla, LLC from MH (the "Transferred Interest") in a private purchase under the terms of a Purchase and Sale Agreement between MH and Amandla II, a copy of which is attached hereto as Exhibit 99.4. At the time of the transfer, Amandla, LLC held 5,494,440 shares of the Issuer's then-existing Class A Common Stock (the "Class A Purchased Shares"), The consideration for the Transferred Interest was the issuance and delivery by Amandla II of a promissory note of $107,052,000, a copy of which is attached hereto as Exhibit 99.5, of which approximately $106,103,973.74 related to the consideration for the Class A Purchased Shares.

On April 5, 2024, 923,955 shares of the Common Stock were transferred from Amandla II to Amandla for no consideration. On April 8, 2024, Amandla II dissolved, such that the AMK Trust became the direct 100% owner of Amandla LLC.

On April 17, 2018, the Issuer completed a recapitalization whereby the Issuer exchanged one share of its then-existing Class A Common Stock, plus $19.59 in cash, without interest, for each share of its then-existing Class B Common Stock and, following such exchange, each share of Class A Common Stock was reclassified as a share of Common Stock.

On March 11, 2021, CPT LLC acquired 4,751,522 shares of Common Stock (the "CPT Purchased Shares") in a private purchase under the terms of that certain Purchase Agreement, dated March 11, 2021, by and between Bessemer Trust Company of Delaware, N.A., as Trustee of the K/I/E Trust Under Agreement dated October 24, 2018, and CPT LLC, a copy of which is attached hereto as Exhibit 99.6. The consideration for the CPT Purchased Shares was the issuance and delivery by CPT LLC of a promissory note in the amount of $242,327,622, a copy of which is attached hereto as Exhibit 99.7. The promissory note is guaranteed by Amandla LLC, pursuant to that certain guaranty dated March 11, 2021, which is attached hereto as Exhibit 99.8.

The Decanting was completed on December 31, 2024, pursuant to which CPT became the 100% owner of Amandla LLC. The documentation evidencing the Decanting is attached hereto as Exhibit 99.9.

The shares of Common Stock held directly by MH were acquired through the exercise of stock options received as compensation from the Issuer.

The shares of Common Stock held directly by PB were acquired through a combination of (i) the exercise of stock options received as compensation from the Issuer when PB was an executive officer of the Issuer and (ii) previous open market purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the transactions described under Item 3 was to further the estate planning objectives of the family of MH, the Issuer's Chief Executive Officer and founder. The shares are held by the Reporting Persons for investment purposes. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, trade, dispose, pledge, or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to address their own goals as well as in response to actual or potential changes in the market prices of such Common Stock, changes in the Issuer's operations, business strategy, or prospects, or for purposes of funding distributions to beneficiaries. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons, and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer (which information exchange may be pursuant to appropriate confidentiality or similar agreements), proposing changes in the Issuer's operations, governance, or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The foregoing notwithstanding, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock, or dispose of all the Common Stock beneficially owned by them. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of the Common Stock of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Set forth below is the aggregate number and percentage of outstanding shares of Common Stock owned beneficially by each Reporting Person based on 22,945,532 shares of Common Stock outstanding as of February 28, 2025 as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 17, 2025:

Sole Power Shared Power Sole Power Shared Power
Amount to Vote to Vote to Dispose or to Dispose or
Reporting Beneficially Percent or Direct or Direct Direct the Direct the
Person Owned of Class the Vote the Vote Disposition Disposition

CPT LLC (1) 3,854,284 16.8% 0 3,854,284 0 3,854,284
Amandla LLC (2) 4,755,317 20.7% 0 4,755,317 0 4,755,317
CPT (3) 8,609,601 37.5% 0 8,609,601 0 8,609,601
MH (4) 1,415,535 6.2% 40,719 1,374,816 40,719 1,374,816
PB (5) 10,585,664 46.1% 32,503 10,553,161 32,503 10,553,161
TR (6) 0 0% 0 0 0 0

(1) CPT LLC is the direct holder of 3,854,284 shares of Common Stock (the "CPT LLC Shares").

(2) Amandla LLC is the direct holder of 4,755,317 shares of Common Stock (the "Amandla Shares").

(3) CPT, as the 100% owner of each of CPT LLC and Amandla LLC, shares beneficial ownership of the CPT LLC Shares with CPT LLC and shares beneficial ownership of the Amandla Shares with Amandla LLC.

(4) Includes: (i) 11,009 shares of Common Stock held directly by MH (over which he has sole voting and dispositive power); (ii) 29,710 shares of Common Stock under stock options that are either currently exercisable, or exercisable within 60 days of the date of this filing (over which he has sole voting and dispositive power); (iii) 76,095 shares of Common Stock held by MH's wife (MH disclaims beneficial ownership of the shares held by his wife); and (iv) an aggregate of 1,298,721 shares of Common Stock held directly by various irrevocable trusts (the "Irrevocable Trusts") created by MH for the benefit of various family members (the "Irrevocable Trust Shares"), that MH has the right to reacquire at any time by substituting other property having equivalent value therefor (the "Reacquisition Right"), such that MH shares beneficial ownership of the Irrevocable Trust Shares with the Irrevocable Trusts. Excludes (collectively, the "Excluded Shares"): (i) the CPT LLC Shares; (ii) the Amandla Shares; and (iii) 47,110 shares of Common Stock (the "1999 Trust Shares") held directly by a trust created by MH for the benefit of various family members (the "1999 Trust"). MH has the power to replace the manager of Amandla LLC and CPT LLC (currently PB), who has direct voting and dispositive power with respect to such shares, at any time, so long as the replacement in each case is not MH himself or anyone related or subordinate to MH within the meaning of Section 672(c) of the Code. As a result, MH may be deemed to be the beneficial owner of the CPT LLC Shares and the Amandla Shares, however, MH disclaims beneficial ownership of all such shares. In addition, MH has the power to replace the trustee of the 1999 Trust (currently PB), who has direct voting and dispositive power with respect to the 1999 Trust Shares, at any time, so long as the replacement in each case is not MH himself or anyone related or subordinate to MH within the meaning of Section 672(c) of the Code. As a result, MH may be deemed to be the beneficial owner of the 1999 Trust Shares, however, MH disclaims beneficial ownership of the 1999 Trust Shares. Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that MH is the beneficial owner of any shares of Common Stock held by his spouse or any Excluded Shares for purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose.

(5) Includes: (i) 32,503 shares of Common Stock held by PB directly; (ii) the CPT LLC Shares and the Amandla Shares (PB is the manager of Amandla LLC and CPT LLC); (iii) the Irrevocable Trust Shares (PB is the Special Holdings Direction Advisor and Protector of the Irrevocable Trusts); (iv) the 1999 Trust Shares (PB is the trustee of the 1999 Trust); (v) an aggregate of 312,629 shares of Common Stock (the "Burr Oak Shares") held directly by various limited liability companies (the "Burr Oak LLCs") that are 100% owned by certain of the Irrevocable Trusts (the "Burr Oak Irrevocable Trusts") (PB is the Special Manager of the Burr Oak LLCs); and (vi) 285,100 shares of Common Stock (the "Foundation Shares") held by a charitable foundation formed by MH (PB is one of two members of the Special Holdings Direction Advisor Committee for such foundation). As a result, PB shares beneficial ownership over: (i) the CPT LLC Shares with CPT and CPT LLC; (ii) the Amandla Shares with CPT and Amandla LLC; (iii) the Irrevocable Trust Shares with the Irrevocable Trusts and MH; (iv) the Burr Oak Shares with the Burr Oak LLCs and the Burr Oak Irrevocable Trusts; and (v) the Foundation Shares with the other member of the Special Holdings Direction Advisor Committee for such foundation (PB disclaims beneficial ownership of the Foundation Shares).

(6) TR ceased to be the beneficial ownership of any Common Stock on December 31, 2023.
Number of shares as to which each person has sole or shared power to vote or dispose: See paragraph (a) above.
Transactions in the class effected during the past sixty days: The following transactions in the Common Stock have occurred during the past 60 days by the Reporting Persons: N/A
Other persons with the right to receive dividends or sale proceeds: Other than: (i) the Irrevocable Trusts, which hold the Irrevocable Trust Shares directly; (ii) the 1999 Trust, which holds the 1999 Trust Shares directly; (iii) the Burr Oak LLCs, which hold the Burr Oak Shares directly, and the Burr Oak Irrevocable Trusts, which own the Burr Oak LLCs; and (iv) the foundation that holds the Foundation Shares directly, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock beneficially owned by any Reporting Person (and none of the individual interests of any of the entities described above relates to more than 5% of the Common Stock outstanding).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 31, 2023, TR ceased to be the beneficial owner of any shares of Common Stock. As of December 31, 2024, the AMK Trust was decanted and ceased to exist, and therefore ceased to be the beneficial owner of any shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 hereof is incorporated herein by reference thereto.

The information set forth in footnote (4) to Item 5 hereof is incorporated herein by reference thereto. The form of Reacquisition Right applicable to each of the trusts holding Irrevocable Trust Shares, is attached hereto as Exhibit 99.10. The form of replacement power described in footnote (4) to Item 5 hereof is attached hereto as Exhibit 99.11.

In connection with the Decanting, the following Promissory Notes were assigned from the AMK Trust as borrower to CPT as borrower: (i) a Promissory Note dated January 24, 2018 in the original face amount of $62,548,000, as amended on December 31, 2024 and (ii) a Promissory Note dated October 27, 2021 in the original face amount of $2,479,870, as amended on December 31, 2024, attached hereto as Exhibits 99.3, 99.12, 99.13, and 99.14, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated April 10, 2025, by and among the CPT, CPT LLC, Amandla LLC, PB, MH and TR.

Exhibit 99.2 Purchase and Sales Agreement, dated January 24, 2018, by and between MH and the AMK Trust, PB as Trustee and The Bryn Mawr Trust Company of Delaware as Administrative Agent, incorporated by reference to Exhibit 2 to the Amandla 13D, filed on February 2, 2018.

Exhibit 99.3 Promissory Note, dated January 24, 2018 from the AMK Trust to MH, incorporated by reference to Exhibit 3 to the Amandla 13D, filed on February 2, 2018.

Exhibit 99.4 Purchase and Sale Agreement, dated February 15, 2018, by and between MH and Amandla II, LLC, incorporated by reference to Exhibit 2 to Amendment No. 1 to the Amandla 13D, filed on February 23, 2018.

Exhibit 99.5 Promissory Note, dated February 15, 2018, from Amanda II LLC to MH, incorporated by reference to Exhibit 3 to Amendment No. 1 to the Amandla 13D, filed on February 23, 2018.

Exhibit 99.6 Purchase Agreement, dated March 11, 2021, by and between Bessemer Trust Company of Delaware, N.A., as Trustee of the K/I/E Trust Under Agreement dated October 24, 2018, and the CP Trust, incorporated by reference to Exhibit 99.2 of the CPT 13D filed on March 22, 2021).

Exhibit 99.7 Promissory Note, dated March 11, 2021, from CPT LLC to Bessemer Trust Company of Delaware, N.A., as Trustee of the K/I/E Trust under agreement dated October 24, 2018, incorporated by reference to Exhibit 99.3 of the CPT 13D filed on March 22, 2021.

Exhibit 99.8 Guaranty of Amandla LLC, dated March 11, 2021, incorporated by reference to Exhibit 99.4 of the CPT 13D filed on March 22, 2021.

Exhibit 99.9 AMK Trust Exercise of Trustee's Power to Appoint Property.

Exhibit 99.10 Form of Reacquisition Right.

Exhibit 99.11 Form of Replacement Right.

Exhibit 99.12 Amendment to the Promissory Note dated January 24, 2018.

Exhibit 99.13 Promissory Note, dated October 27, 2021, from AMK Trust to MH.

Exhibit 99.14 Amendment to the Promissory Note dated October 27, 2021.

## Signatures
- Common Property Trust: /s/ Thomas Richardson, Thomas Richarson, as Trustee (04/10/2025)
- Common Property Trust LLC: /s/ Patrick E. Beans, Patrick E. Beans, as Manager (04/10/2025)
- Amandla, LLC: /s/ Patrick E. Beans, Patrick E. Beans, as Manager (04/10/2025)
- Beans Patrick E.: /s/ Patrick E. Beans, Patrick E. Beans (04/10/2025)
- Hays Michael D.: /s/ Michael D. Hays, Michael D. Hays (04/10/2025)
- Thomas Richardson: /s/ Thomas Richardson, Thomas Richardson (04/10/2025)